February 2, 2020

Eli Baker
Secretary and Vice Chairman
DEAC NV Merger Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

       Re: DEAC NV Merger Corp.
           Registration Statement on Form S-4
           Filed January 6, 2020
           File No. 333-235805

Dear Mr. Baker:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed on January 6, 2020

Summary
Compelling Unit Economics., page 26

1. We note your disclosure that in New Jersey, DraftKings' iGaming has a positive gross profit of 32%. Please revise to disclose the period to which this relates and the overall company wide gross profit percentage for the commensurate period. Regulatory Approvals, page 26

2. Please briefly describe the "certain approvals or other determinations from certain gaming regulatory authorities" referenced in this section. Please also revise your disclosure throughout, including on page 99 where you discuss "Regulatory Approvals," to describe with more specificity the types of approvals and determinations required to approve the
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany NameDEAC NV Merger Corp.
February 2, 2020
February 2, 2020 Page 2
Page 2
FirstName LastName
         business combination as well as the particular gaming regulatory authorities who will need to provide such approvals.
Unsuitable Person, page 34

3. Please revise your disclosure here to briefly describe the provisions concerning unsuitability that are in your proposed charter and clearly explain how they will impact all holders of Class A common stock. Please revise your disclosure elsewhere as appropriate to include similar disclosure and explain how the board will make a determination as to unsuitability, including any discretion the board has with respect to such determination.
         Please also revise your discussion of Government Regulation on page 195 to include a more complete discussion of the particular gaming authorities that regulate your activities, including regulation of unsuitability. Please also add risk factor disclosure as appropriate.
Risk Factors
"We will rely on information technology and other systems and platforms . . ." "Despite our security measures, our information technology and infrastructure may be vulnerable
.. . .", page 49

4. We note your disclosure that "DraftKings and SBT have experienced . . .. website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints" and that you
         "have experienced cyber-attacks, attempts to breach [y]our systems and other similar incidents . . ." Please revise your risk factors to describe any material disruptions, outages, cyber-attacks, attempts to breach your systems, or other similar incidents, and the cost and impact of such incidents. Alternatively, please tell us why you do not believe you are required to describe these incidents.
"DraftKings primarily relies, and we will rely, on Amazon Web Services . . .", page 51

5. Please briefly describe the "certain advance notice requirements" with which AWS must comply to terminate your commercial agreement for convenience. Please also confirm that you will file your commercial agreement with AWS or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
"We rely on strategic relationships with casinos, tribes, and horse-tracks . . ..", page 56

6. Please briefly define "skin," and explain how these "skins" help you establish a "retail relationship" in certain jurisdictions where this relationship is required. Please clearly explain why these skins and necessary, including the applicable regulations. To the extent the loss of your relationship with a particular casino, tribe or track is material to your financial condition and results of operations, please disclose such relationship.
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany NameDEAC NV Merger Corp.
February 2, 2020
February 2, 2020 Page 3
Page 3
FirstName LastName
"DraftKings and SBT have been the subject of governmental investigations . . ..", page 64

7. Please briefly describe any material "formal and informal inquiries . .. . from government authorities and regulators" received by DraftKings and SBT, including the outcomes of these inquiries and whether they are currently ongoing.
"SBT's business includes a B2B business model . . .", page 73

8. In an appropriate place in your filing, please disclose any material relationships between
         SBT and its direct operators and resellers, including the terms of such agreements. To the extent that the loss of a particular direct operator or reseller could have a material impact on the business of the combined company going forward, please include this disclosure in the risk factor.
"DraftKings depends on the Kambi platform to operate its Sportsbook . . .", page 74

9. We note that you plan to transition your Sportsbook from the Kambi platform to SBT's platform. Please discuss any material liability that you may incur if you chose to terminate your contract with Kambi. Please also file your contractual agreement with
         Kambi as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K. Background of the Business Combination, page 94

10. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the dual-class structure, the decision to acquire both
         DraftKings and SBT, the voting power granted to Mr. Robins, the determination of the amount of the Minimum Proceeds Condition and the related private placement, the decision to cash out certain DraftKings stockholders, the reason for DraftKings' December
         2019 convertible note issuance, and the inclusion of earnout shares. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.
11. Please expand your disclosure to provide a more detailed discussion of the negotiations surrounding the material terms of the business combination agreement, including the amount and form of consideration. In particular, please discuss negotiations regarding the proposed valuation of the transaction, including how you ended up with the valuations used in determining the consideration payable to DK Equityholders and SBT
         Equityholders. For example, please explain how the parties determined that the consideration be based on valuations of $2,055,241,409 and 407,211,831, and how that valuation amount was determined.
12. We note your disclosure that DEAC reviewed several opportunities and entered into substantive discussions with three potential target businesses or their representatives and, in addition to DraftKings and SBT, you entered into detailed negotiations with one other target. Please clarify whether SBT and DraftKings were considered separate entities for
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany NameDEAC NV Merger Corp.
February 2, 2020
Page 4
February 2, 2020 Page 4
FirstName LastName
         purposes of the three potential targets with which you entered into substantive discussions. If not, please tell us why you declined to enter into detailed negotiations with the third target company.
13. We note your disclosure that "DEAC engaged Goldman Sachs & Co. LLC . . .. as its financial advisor to provide advice on the potential transaction and industry generally."
         Please elaborate on the role of Goldman Sachs and how it advised you during negotiations with DraftKings and SBT.
14.      Please clarify when and why DEAC terminated discussions with Company
M.
DEAC's Board of Directors' Reasons for the Approval of the Business Combination, page 97

15. We note that the DEAC board reviewed the results of an independent financial model created in conjunction with management of DraftKings and SBT, and relied on certain revenue and operating cost projections and specific financial projections of DraftKings.
         Please expand your disclosure to describe the board's analysis relating to the the independent financial model and various operating cost and financial projections. Please disclose the material information relied upon, including any material financial projections and the assumptions underlying such projections. In addition, we note the comparable company benchmarking included in your Rule 425 filing from January 13, 2020. Please explain whether the board, or the financial model or specific valuation upon which the board relied, was based on such benchmarking. If so, please include the comparable company analysis in your prospectus and disclose material information necessary to understand such analysis.
16. We note your statement on page 98 that the board considered that DraftKings has its DFS product in 43 U.S. states. Please clarify the difference in the DFS product being in 43
         U.S. states with DraftKings' live presence in six U.S. states, as disclosed in your Rule 425 filing on January 13, 2020. Please include similar disclosure elsewhere as appropriate to ensure that you present balanced disclosure for investors.
The Business Combination Agreement
Treatment of DraftKings Equity, page 105

17. Please disclose the estimated amount of cash that non-accredited investors in DraftKings will receive in the merger transactions.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 145

18. In footnote (2) on page 145 you discuss the three million shares held in escrow with respect to DraftKings/SBTech stockholders. Please tell us and disclose your treatment of the three million shares held in escrow for the DEAC Earnout Group. Also, clarify what earnout shares are represented in footnote (2) to the purchase price allocation on page
         160.
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany NameDEAC NV Merger Corp.
February 2, 2020
Page 5
February 2, 2020 Page 5
FirstName LastName
Other Information Related to DEAC
Liquidation if No Business Combination, page 165

19. We note your disclosure that "DEAC will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of its public stockholders, [but] there is no guarantee that they will execute such agreements." Please disclose whether DEAC is currently a party to any agreement that does not waive claims against monies held in the trust account, and, if applicable, briefly describe the terms of the agreement(s).
Market Access and Compliance Platform, page 182

20. Please file the agreements discussed in this section as exhibits to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
Our Products and Economic Model
Our Revenue-Generating Product Offerings, page 184

21. We note your disclosure that your Daily Fantasy Sports, Sportsbook and iGaming products together accounted for 97%, 100% and 100% of DraftKings' revenues for the fiscal years ended December 31, 2018, 2017 and 2016, respectively. We also note your disclosure on page 212 that "DFS currently accounts for a majority of [y]our revenue,"
         and "[s]ince their launch, Sportsbook and iGaming account for a rapidly growing proportion of revenue." In an appropriate place in your filing, please disclose the percentage of DraftKings' revenues for the periods presented attributable to Daily Fantasy
         Sports, Sportsbook, and iGaming separately.
iGaming
B2B Revenue for Sportsbook and iGaming, page 185

22. Please briefly describe the general terms of your "various revenue-sharing arrangements"
         with iGaming suppliers. Please similarly describe the general terms of the revenue sharing and fixed fee contracts with business customers.
Advertising and Sponsorship, page 186

23. We note your disclosure that you offer advertising and sponsorship packages to targeted advertisers across your product offerings. Please disclose how you charge fees for these advertising packages. For example, disclose whether you charge fixed fees per ad or per package, or any other manner in which you charge fees for your advertising services.
Our Technology and Product Development, page 189

24. We note your disclosure that "[t]he DraftKings-owned gaming products now account for the majority of [y]our iGaming handle, substantially reducing [y]our third-party content
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany NameDEAC NV Merger Corp.
February 2, 2020
February 2, 2020 Page 6
Page 6
FirstName LastName
         fees." Please disclose the percentage of your iGaming handle attributable to DraftKings-
         owned compared to third party products.
Legal Proceedings, page 192

25. Please disclose an estimate, if you are currently able, of the amount of "substantial damages" you could incur with respect to In Re: Daily Fantasy Sports Litigation (Multi-
         District Litigation).
DraftKings' Industry
Global Gaming Industry, page 200

26. Please provide support for the following statements, or characterize them as management's opinions or beliefs:

              "Various jurisdictions globally, including the Unites States, are embracing regulated sports betting and iGaming in an effort to create a safer gaming environment for consumers and to generate additional tax revenue;"

              "In jurisdictions with regulated sports betting and iGaming, consumers have shown a strong preference for online products as opposed to retail products when the option of online versus retail is available to them;"

              "In the past decade,there has been significant regulatory momentum with respect to online gaming across the globe[, and t]his momentum has been particularly relevant in developed nations whose citizens have disposable income;"

              "Th[e] low percentage of mobile gaming penetration in North America relative to the rest of the world is predominantly due to the slower pace of adoption in the united
              States where online gaming is regulated on a state-by-state basis, [and a]s U.S.
              jurisdictions become regulated and mature, online gaming penetration may approach that of other developed nations;" and

              "The sport betting industry is expected to grow significantly over the next five years as more states legalize sports betting and currently operational states progress toward maturity."
DraftKings' Management's Discussion and Analysis of Financial Condition and Results of
Operations
Our Business, page 205

27. We note your "Key Milestones" graphic on page 206. Please label the axis denominated
         in millions to clarify whether you are referring to millions of users, unique paid users, customers generally, or some other metric.
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany NameDEAC NV Merger Corp.
February 2, 2020
February 2, 2020 Page 7
Page 7
FirstName LastName
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 220

28. You state net cash used in operating activities decreased in 2018 compared to 2017 mainly due to a substantial decrease in accounts payable, reflecting quicker payments to vendors.
         This appears to support an increase in operating cash used. Please clarify and revise your analysis as appropriate.

         Further, in the comparison of 2018 to 2017, you state higher non-cash operating costs largely offset the negative cash flow impact of higher loss from operations of $76.2 million and $75.6 million, respectively. From the cash flows statement, it appears these non-cash adjustments totaled $16.7 million and $15.2 million for 2018 and 2017, respectively. Please clarify your assertion about the relative impact of these non-cash operating costs on your results. In so doing, please refer to section IV.B.1 of SEC Release
         No. 33-8350 for guidance in regard to the analysis of operating cash flows and to section
         501.04 of the staff's Codification of Financial Reporting in regard to quantifying variance factors cited.
SBT's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Revenue and Expenses, page 227

29. We note your disclosure that "[i]t is common for SBTech to earn a percentage of a customer's net gaming revenue, as defined under customer contracts, generated on
         SBTech's platform." Please disclose an estimate of the typical percentage of a customer's net gaming revenue earned by SBTech under these customer contracts. Please also disclose the other avenues by which SBTech earns revenue.
Exclusive Forum, page 243

30. We note that your exclusive forum provision identifies the "Eighth Judicial District Court of Clark County, Nevada (or if the Eighth Judicial District Court of Clark County, Nevada
         does not have jurisdiction, any other state district court located in the State of Nevada)"
         as "the sole and exclusive forum for any action or proceeding brought in the name or right of New DraftKings or on its behalf." Please clearly disclose whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany NameDEAC NV Merger Corp.
February 2, 2020
Page 8
February 2, 2020 Page 8
FirstName LastName
         thereunder. Further, please disclose that, by agreeing to be bound by the exclusive forum clause, investors cannot waive your compliance with the federal securities laws and the rules and regulations promulgated thereunder.

         If the provision does not apply to federal securities law claims, please ensure that New
         DraftKings' organizational documents disclose that the provision does not apply to federal securities law claims, or tell us how you will make future investors aware of the provision's limited applicability. Please also amend your filing to include risk factor disclosure related to your exclusive forum clause, including, but not limited to increased costs to bring a claim, and that these provisions can discourage claims or limit investors'
         ability to bring a claim in a judicial forum that they find favorable. DraftKings' Executive Compensation, page 274

31. Please update your executive compensation disclosures to include the required disclosures for your fiscal year ended December 31, 2019. See Item 402 of Regulation S-K.
Material U.S. Federal Income Tax Considerations, page 288

32. We note your disclosure here and elsewhere throughout the filing that the reincorporation merger will qualify as a tax-free reorganization under the Code. Please provide a tax opinion and make corresponding changes to your disclosure. Please refer to Section III.A.
         of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.
DraftKings Inc. Consolidated Financial Statements as of December 31, 2018 and
2017
Report of Independent Registered Public Accounting Firm , page F-50

33. Please revise to include an audit report signed by the independent registered public accounting firm.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Eli Baker
DEAC NV Merger Corp.
February 2, 2020
Page 9

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameEli Baker
                                                          Division of
Corporation Finance
Comapany NameDEAC NV Merger Corp.
                                                          Office of Trade &
Services
February 2, 2020 Page 9
cc:       Elliott Smith
FirstName LastName